PE 9/30/2014 [redacted]

14008382

NO ACT

Act: 1934
Section: 14(a)
Rule: 14a-6(a)
Date Of Availability: September 30, 2014

Securities Exchange Act of 1934
Section 14(a) and Rule 14a-6(a)

Received SEC

SEP 30 2014

Washington, DC 20549

September 30, 2014

Response of the Office of International Corporate Finance
Division of Corporation Finance

Re: Garmin Ltd.
Incoming letter dated September 30, 2014

You have requested advice as to whether Garmin Ltd. may file a definitive proxy statement without filing a preliminary proxy statement for certain matters subject to a shareholder vote at an annual meeting under the laws of Switzerland that are not among the matters specifically enumerated in Exchange Act Rule 14a-6(a).

Based on the facts presented, the Division would not object if Garmin Ltd. were to file a definitive proxy statement without filing a preliminary proxy statement for the proposals, as described in your incoming letter, that are required to be or are ordinarily submitted for shareholder approval at an annual meeting under the laws of Switzerland. Foreign issuers organized under the laws of Switzerland may rely on this letter with respect to the proposals described in your incoming letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion.

Sincerely,

Elliot Staffin
Special Counsel

GARMIN.
Garmin Ltd.
Mühlentalstrasse 2
8200 Schaffhausen
Switzerland
P: 41.52.630.1600 F: 41.52.630.1601

1934 Act, Section 14(a) and
Rule 14a-6

September 30, 2014

BY ELECTRONIC MAIL

Paul M. Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

**Re: Preliminary Proxy Filing Requirements for Garmin Ltd.
(File No. 000-31983)**

Dear Mr. Dudek:

I am Vice President, General Counsel and Secretary of Garmin Ltd. ("Garmin"), a company organized under the laws of Switzerland. As more fully discussed below, Garmin is required to submit, or ordinarily submits, certain ordinary and routine matters to shareholders at annual general meetings under the laws of Switzerland. The purpose of this letter is to confirm that, on behalf of Garmin and based upon the facts, representations and analysis set forth below, the Staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") will not object if Garmin does not file a preliminary proxy statement under Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for annual general meetings of shareholders of Garmin at which only the ordinary matters discussed below and other matters already excluded from such filing requirements are to be acted upon at the annual general meeting.

I. Background

A. Garmin

Garmin is a leading, worldwide provider of navigation, communication and information devices and applications, many of which are enabled by Global Positioning System (GPS) technology. Garmin designs, develops, manufactures and markets a diverse family of hand-held, portable and fixed-mount GPS-enabled products and other navigation, communications and information products for the automotive/mobile, outdoor, fitness, marine, and general aviation markets. Garmin's common shares are listed on the NASDAQ Global Select Market.

B. Swiss Law

The Company is organized under the laws of Switzerland and is subject to certain legal requirements applicable to all listed companies organized under the laws of Switzerland. In addition to ordinary matters applicable to all U.S. issuers, the Company is required by the laws of Switzerland and its Articles of Association to submit the following agenda items and proposals to shareholders at annual general meetings on an annual basis:

- the approval of Garmin's annual report, Garmin's consolidated financial statements and Garmin's Swiss statutory standalone financial statements;[1]

- the approval of the appropriation of available earnings as set forth in Garmin's Swiss statutory standalone financial statements, either by carrying them forward in available or retained earnings, or by distributing them as dividends out of available or retained earnings, and the approval of other distributions to shareholders;[2]

- the approval of the cancellation of shares that have previously been repurchased pursuant to a share repurchase program for the purpose of cancellation (if applicable);[3]

- the election of the chairman of the board of directors;[4]

- the election of the members of the compensation committee of the board of directors;[5]

1 Article 698 para. 2 nos. 3 and 4 of the Swiss Code of Obligations (CO): "It [sc. the general meeting] has the following inalienable powers: 3. to approve the annual report and the consolidated financial statements; 4. to approve the annual [sc. statutory standalone] financial statements [...]."

2 Article 698 para. 2 no. 4 CO: "It [sc. the general meeting] has the following inalienable powers: 4. to approve [...] resolutions regarding appropriation of the available earnings, and in particular to determine the dividend [...]."

3 Article 698 para. 2 no. 6 CO in conjunction with Article 732 para. 1 CO: "It [sc. the general meeting] has the following inalienable powers: 6. to pass resolutions concerning the matters reserved to the general meeting by law or the articles of association"; Article 732 para. 1 CO: "Where a company limited by shares intends to reduce its share capital without simultaneously replacing the reduced capital with new, fully paid-in capital, the general meeting must pass a resolution to amend the articles of association accordingly."

4 Article 2 no. 1 of the Ordinance Against Excessive Compensation in Public Corporations (**Minder Ordinance**): "The general meeting shall have the following inalienable powers: 1. the election of the chairman of the board of directors"; Article 4 para. 1 Minder Ordinance: "The general meeting shall elect a member of the board of directors as its chairman"; Article 4 para. 2 Minder Ordinance: "The term of office shall end after completion of the next annual general meeting. [...]."

- the election of the independent voting rights representative to whom shareholders may grant proxies or voting instructions to exercise voting rights on their behalf;[6] and

- beginning with the 2015 proxy season, the annual binding approval of the (maximum) (aggregate) compensation of Garmin's board of directors and the Company's executive management.[7]

In addition, it is ordinary (although not required under the laws of Switzerland) for Swiss companies at annual general meetings to request that shareholders discharge the members of the board of directors and executive management from liabilities for their activities during the immediately prior fiscal year or other prior fiscal years for which such discharge has not yet been granted (the "Swiss Discharge Proposal").[8]

For the reasons set forth below, Garmin does not believe the inclusion of these proposals should result in the need to file a preliminary proxy statement.

C. Rule 14a-6

The Exchange Act requires an issuer to send a proxy statement and form of proxy to all shareholders prior to any solicitation of a proxy. Under Rule 14a-6 of the Exchange Act, an issuer is further required to file preliminary copies of each annual proxy statement and form of proxy with the Commission at least 10 calendar days prior to the date definitive copies of such materials are first sent or given to shareholders, unless the solicitation relates to any meeting of shareholders at which the only matters to be acted upon are, among others:

1. the election of directors;

2. the election, approval or ratification of accountant(s);

3. a security holder proposal included pursuant to Rule 14a-8;

4. the approval or ratification of a plan (as defined in paragraph (a)(6)(ii) of Item 402 of Regulation S-K) or amendments of such a plan; and

5 Article 2 no. 2 Minder Ordinance: "The general meeting shall have the following inalienable powers: 2. the election of the members of the compensation committee." Article 7 para. 1 Minder Ordinance: "The general meeting shall elect the members of the compensation committee individually." Article 7 para. 3 Minder Ordinance: "The term of office shall end after completion of the next annual general meeting. [...]."

6 Article 2 no. 3 Minder Ordinance: "The general meeting shall have the following inalienable powers: 3. the election of the independent voting rights representative." Article 8 para. 1 Minder Ordinance: "The general meeting shall elect the independent voting rights representative." Article 8 para. 4 Minder Ordinance: "The term of office shall end after completion of the next annual general meeting. [...]."

7 Article 2 no. 4 Minder Ordinance: "The general meeting shall have the following inalienable powers: 4. the vote on compensation of the board of directors, the persons whom the board of directors has, fully or partially, entrusted with the management of the Company (executive management) and the advisory board." Article 18 para. 3 no. 1 Minder Ordinance: "At least the following rules must be complied with: 1. The general meeting votes annually on the compensation." Article 31 para. 2 Minder Ordinance: "The provisions regarding the vote of the general meeting on compensation of the members of the board of directors, the executive management and the advisory board shall apply as from the second annual general meeting after entry into force of this Ordinance." Article 33 Minder Ordinance: "This Ordinance enters into force on January 1, 2014."

8 *Cf.* Article 698 para. 2 no. 5 CO: "It [sc. the general meeting] has the following inalienable powers: 5. to discharge the members of the board of directors." Although not expressly stated in Article 698 CO, according to scholarly writing and practice, discharge can also be sought in relation to executive management.

5. a vote to approve the compensation of executives as required pursuant to Rule 14a-21(a), a vote to determine the frequency of shareholder votes to approve the compensation of executives as required pursuant to Rule 14a-21(b), or any other shareholder advisory vote on executive compensation.[9]

The Commission removed the requirement for the filing of most preliminary proxy materials for annual meetings in 1987 (Exchange Act Release No. 34-25217 (Dec. 21, 1987)). The initial revised Rule 14a-6 eliminated the requirement to file preliminary proxy statements relating to annual meetings where the only matters to be considered are the election of directors, ratification of independent auditors and shareholder proposals under Rule 14a-8. The Commission added approval of certain employee benefits plans as a matter that did not require a preliminary proxy filing in 1993 (Exchange Act Release No. 34-33371 (Dec. 23, 1993)) and also added approval of the compensation of executive officers and the frequency of that vote as additional matters that would not require a preliminary proxy filing in 2011 (Exchange Act Release No. 34-63768 (Jan. 25, 2011). In each case, the Commission explained that the purpose of the exclusions was to relieve registrants and the Commission of unnecessary administrative burdens and processing costs associated with the filing and processing of proxy materials that deal with ordinary matters.

II. Discussion and Analysis

Based on the facts set forth above and on various no-action letters, Garmin hereby requests that the Staff confirm that it will not object if Garmin does not file a preliminary proxy statement under Rule 14a-6(a) for annual general meetings of shareholders of Garmin at which the only items to be acted upon by shareholders include (1) those already excluded from such filing requirements under Rule 14a-6 and (2) the consideration by shareholders of other ordinary Swiss law matters as more fully discussed below.

A. No-Action Letter Precedent

The Commission and its Staff have on other occasions provided interpretative guidance relieving issuers of preliminary filing requirements for certain ordinary matters not within the scope of the enumerated exclusions. *See* Aon plc no-action letter dated March 31, 2014 (the "Aon No-Action Letter"); *Schlumberger Limited* no-action letter dated Jan. 31, 2014 (the "Schlumberger No-Action Letter"); and Section N., Question 11, of the Manual of Publicly Available Telephone Interpretations (the "Question 11 Telephone Interpretation"), among others.

In the Aon No-Action Letter, the Staff advised Aon plc ("Aon"), a U.K. company, that it would not object if Aon files its definitive proxy statement without filing a preliminary proxy statement for certain proposals that are required to be submitted for shareholder approval at an annual general meeting under the laws of England and Wales. The required proposals generally related to (i) receiving Aon's annual accounts, including directors' and auditor's reports; (ii) appointing Aon's statutory auditor; (iii) fixing the remu-

[9] Rule 14a-6 also includes two other exceptions to the obligation to file preliminary copies of the proxy statement and form of proxy, which are not applicable to Garmin because it is not an investment company or open-end investment company registered under the Investment Company Act of 1940.

neration for Aon's statutory auditor; (iv) approving, on an advisory basis, Aon's annual report on directors' remuneration; and (v) at least every three years, approving a statement of Aon's director remuneration policy. The Staff further stated that foreign issuers organized under the laws of England and Wales may rely on the Aon No-Action Letter with respect to the proposals described in the Aon No-Action Letter.

Similarly, in the Schlumberger No-Action Letter, the Staff advised Schlumberger Limited ("Schlumberger"), a company organized under the laws of Curaçao, that it would not object if Schlumberger filed its definitive proxy statement without filing a preliminary proxy statement for proposals that are required to be submitted for shareholder approval at an annual general meeting under Curaçao law. The required proposals generally related to the annual approval by shareholders at the annual general meeting of Schlumberger's financial statements and the declaration of dividends. The Staff further stated that foreign issuers organized under the laws of Curaçao may rely on the Schlumberger No-Action Letter with respect to the proposals described in the Schlumberger No-Action Letter.

In the Question 11 Telephone Interpretation, a caller asked whether a preliminary proxy statement must be filed in connection with an annual meeting at which shareholders would be asked to consider a change in the issuer's name to delete the surname of a long-dead founder. With reference to the underlying purpose of the enumerated exclusions set forth above, the Staff advised the caller that a preliminary proxy filing relating to the planned name change was not required.

B. General Exclusion for Legally Mandated Resolutions

As described above, the Commission's rationale for excluding certain ordinary proposals from the preliminary filing requirements was to relieve registrants and the Commission of unnecessary administrative burdens and processing costs associated with the filing and processing of proxy materials that deal with ordinary matters that are not generally selected for review.[10] The Commission later stated, "The matters that do not require filing of preliminary materials are various items that regularly arise at annual meetings . . . ."[11]

In the interest of easing administrative costs and burdens on both issuers and the Commission, Garmin believes that the requirement to file preliminary proxy statements should not apply to the ordinary proposals of Swiss companies as described herein. In the adopting release extending preliminary filing exclusion to votes on executive compensation, the Commission stated, "Because the shareholder vote on executive compensation and the shareholder vote on the frequency of such shareholder votes *are required for all issuers*, we view them as similar to the other items specified in Rule 14a-6(a) that do not require a preliminary filing."[12] As described below, the Swiss law-mandated proposals and the Swiss Discharge Proposal will regularly appear in the proxy materials of Garmin and other Swiss issuers, and as a result should not require preliminary Commission review.

10 Exchange Act Release No. 34-25217 (Dec. 21, 1987).
11 Exchange Act Release No. 34-61335 (Jan. 12, 2010).
12 Exchange Act Release No. 34-63768 (Jan. 25, 2011) (emphasis added).

Each shareholder vote discussed below (other than the Swiss Discharge Proposal, which is common practice and ordinary course in Switzerland) is legally required to be included in proxy statements on an annual basis, and all Swiss issuers similarly situated to Garmin must comply. Under Rule 14a-6, U.S. issuers receive relief for what are considered ordinary U.S. matters, but Swiss issuers do not receive relief for ordinary proposals required by Swiss law. This imbalanced preliminary proxy statement burden between U.S. and non-U.S. issuers places Garmin on unequal footing with its counterparts organized in the United States. We note, in particular, that the administrative burden caused by the requirement to file a preliminary proxy statement is substantial and affects Garmin's proxy and compensation planning process, as the filing of a preliminary proxy statement requires Garmin to include ample lead time in its proxy season calendar in the event of possible Commission review or comment on otherwise routine and ordinary matters under Swiss law.

C. Support for Exclusion of Specific Legally Mandated Resolutions

1. Approval of Annual Report, Consolidated Financial Statements and Swiss Statutory Financial Statements (Swiss Law Requirement)

Garmin is required under Swiss law to submit its annual report, consolidated financial statements and Swiss statutory financial statements for shareholder approval on an annual basis.[13] In addition to the information required under U.S. securities laws, Garmin's annual report contains additional notes to the consolidated financial statements, as required pursuant to the Swiss Code of Obligations, the Swiss statutory standalone financial statements, and the reports of Garmin's auditors on the consolidated and statutory standalone financial statements pursuant to the Swiss Code of Obligations. Because the text of Garmin's resolution on its annual report, consolidated financial statements and Swiss statutory financial statements is substantially identical every year, we believe that the only effect of filing a preliminary proxy statement due to this proposal would be to increase the administrative burden and processing cost imposed on the Commission and Garmin.

2. Approval of the Appropriation of Earnings and the Payment of Other Distributions (Swiss Law Requirement)

Garmin is required under Swiss law to submit the appropriation of available earnings as set forth in its Swiss statutory financial statements (either by carrying them forward or distributing them as a dividend) and the payment of any other distributions, if any, for shareholder approval on an annual basis.[14] Both the appropriation of available earnings and the payment of any other distribution are routine matters under Swiss law and should receive exclusion from the requirement to file a preliminary proxy statement. Since the text of Garmin's resolution on appropriation of earnings and the payment of any other distributions (other than the amount of dividends or other distributions) is similar every year, we believe that the only effect of filing a preliminary proxy statement due to one of these proposals would be to increase the administrative burden and processing cost imposed on the Commission and Garmin.

13 See footnote 1 for references to the applicable statutory provisions.

14 See footnote 2 for references to the applicable statutory provisions.

3. Discharge of the Members of the Board of Directors and Executive Management from Liabilities for their Activities During the Prior Fiscal Year (Swiss Practice)

Although not required by Swiss law, it is a long-standing practice for Swiss companies to request that shareholders discharge the members of the board of directors and executive management from liabilities for their activities during the prior fiscal year(s).[15] This discharge is only effective with respect to facts that have been disclosed to shareholders and only binds shareholders who either voted in favor of the proposal or who subsequently acquired shares with knowledge that shareholders have approved this proposal. In addition, shareholders who vote against this proposal, abstain from voting on this proposal, do not vote on this proposal, or acquire their shares without knowledge of the approval of this proposal, may bring, as a plaintiff, any claims in a shareholder derivative suit within six months after the approval of the proposal. After the expiration of the six-month period, such shareholders will generally no longer have the right to bring, as a plaintiff, claims in shareholder derivative suits against the directors and the management. This proposal is an ordinary matter for Swiss companies that choose to include the proposal and therefore should be treated similarly to the resolutions subject to the legal requirements discussed above. Garmin has included this proposal on the agenda for its annual general meeting each year since 2011, the year in which the first annual general meeting was held after Garmin became a Swiss company in 2010. Because the text of Garmin's proposal would be substantially identical every year, we believe that the only effect of filing a preliminary proxy statement because of this proposal would be to increase the administrative burden and processing cost imposed on the Commission and Garmin.

4. Approval of the Cancellation of Shares Purchased Pursuant to a Share Repurchase Program for the Purpose of Cancellation (Swiss Law Requirement)

Garmin is required under Swiss law to submit the cancellation of shares that have previously been repurchased pursuant to a share repurchase program for the purpose of cancellation for shareholder approval. In order to effect such a cancellation of shares, a Swiss public company's shareholders must approve a resolution to amend its articles of association accordingly. This amendment of a company's articles of association is required by a specific provision of the Swiss Code of Obligations whenever a Swiss public company intends to reduce its share capital without replacing the reduced capital with new, fully paid-in capital.[16] The approval of the cancellation of these shares is a routine matter under Swiss law and should be treated similarly to the appropriation of available earnings and the payment of dividends. Because the text of Garmin's resolution on the cancellation of these shares is expected to be similar every year the proposal is included, we believe that the only effect of filing a preliminary proxy statement because of this proposal would be to increase the administrative burden and processing cost imposed on the Commission and Garmin. We understand that a resolution submitted to shareholders to amend a Swiss public company's articles of association, which is not specifically required by a particular Swiss legal provision, could receive different treatment by Division staff under Rule 14a-6.

15 See also footnote 8.

16 See footnote 3 for references to the applicable statutory provisions.

5. **Election of the Chairman of the Board (Swiss Law Requirement)**

Garmin will be required under Swiss law to submit the election of the chairman of the board of directors to shareholders on an annual basis.[17] Pursuant to Rule 14a-6, a preliminary proxy statement is not required for the election of directors. Because Swiss law also requires shareholders to elect a chairman of the board, the election of a chairman of the board should be treated the same as the election of directors.

6. **Election of the Compensation Committee of the Board (Swiss Law Requirement)**

Garmin will be required under Swiss law to submit the election of the members of the compensation committee to shareholders on an annual basis.[18] Pursuant to Rule 14a-6, a preliminary proxy statement is not required for the election of directors. Because Swiss law also requires shareholders to elect the members of the compensation committee, the election of the members of the compensation committee should be treated the same as the election of directors.

7. **Election of the Independent Voting Rights Representative (Swiss Law Requirement)**

Garmin will be required under Swiss law to submit the election of the independent voting rights representative to whom shareholders may grant proxies or voting instructions to exercise voting rights on their behalf to shareholders on an annual basis.[19] The purpose of the independent voting rights representative under Swiss law is to give shareholders the option to grant their proxies and voting instructions to someone who is independent from Garmin. Beginning in 2014, this proposal became an ordinary and routine matter for Swiss companies. Because the text of Garmin's resolution on the independent voting rights representative will be substantially identical each year, we believe that the only effect of filing a preliminary proxy statement because of this proposal would be to increase the administrative burden and processing cost imposed on the Commission and Garmin.

8. **Ratification of the (Maximum) Compensation of the Board of Directors and Executive Management (Swiss Law Requirement)**

Beginning with the 2015 proxy season, Garmin will be required under Swiss law to submit the ratification of the compensation of the board of directors and executive management to shareholders on an annual basis.[20] The annual vote on director and executive management compensation will be legally binding. Swiss companies can seek shareholder approval either on a prospective basis (whereby shareholders vote on a maximum amount), on a retroactive basis, or a combination thereof. Under Swiss law, the way in which shareholders vote on director and executive management compensation must be specified in a company's articles of association. At the 2014 annual gen-

17 See footnote 4 for references to the applicable statutory provisions.

18 See footnote 5 for references to the applicable statutory provisions.

19 See footnote 6 for references to the applicable statutory provisions.

20 See footnote 7 for references to the applicable statutory provisions.

eral meeting, Garmin's board of directors has proposed that shareholders will vote on board and executive management compensation on a prospective basis.

Pursuant to Rule 14a-6, a preliminary proxy statement is not required for "any other shareholder advisory vote on executive compensation." This proposal is analogous to the U.S. company advisory vote on executive compensation, except that, under Swiss law, the vote will be binding, may relate to the maximum compensation to be paid during a reference period commencing after the vote, and will also apply to the compensation of the board of directors. Nevertheless, because Swiss law will require a binding vote on the compensation of the board of directors and executives, the binding ratification of the (maximum) compensation of the board of directors and executive management should be treated the same as a shareholder advisory vote on executive compensation. This proposal provides shareholders with additional voting rights regarding the approval of Garmin's compensation programs.

III. Conclusion

Based on the foregoing facts, representations and analysis, we respectfully request your confirmation that the Staff will not object if Garmin does not file a preliminary proxy statement under Rule 14a-6(a) for annual general meetings of shareholders of Garmin at which the only items to be acted upon by shareholders include (1) those already excluded from such filing requirements under Rule 14a-6 and (2) the consideration by shareholders of the other ordinary Swiss law matters discussed above.

Please do not hesitate to contact me at 913-440-1212 or andrew.etkind@garmin.com with any comments, questions or requests for additional information regarding the foregoing. In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of Garmin's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response.

We appreciate your attention to this request.

Very truly yours,

Andrew R. Etkind